Exhibit 21.1

Comdisco Holding Company, Inc.
Subsidiaries of the Registrant as of December 1, 2008

                Subsidiaries included in the Registrant’s consolidated financial statements:

Comdisco Canada Ltd	Ontario
Comdisco Canada Equipment Finance Limited Partnership	Ontario
Comdisco Investment Group, Inc.	Delaware
Comdisco, Inc.	Delaware
Comdisco de Mexico, S.A. de C.V	Mexico